INVEST IN **ESKALA**

Alleviating poverty in Latin America through community-owned banks



eskala.org   Lewes DE

Fintech & Finance | Female Founder | Minority Founder

LEAD INVESTOR



Brian Howe

I'm investing in Eskala because of their ambitious mission to empower 18 million people living in poverty with financial services. I love that they are a startup being spun out of a well established, industry leading nonprofit. Microfinance has been one of the most revolutionary approaches to poverty alleviation over the last 50 years, but has always had extremely high interest rates because of the costs of administration. By investing directly in locally owned banking co-ops (over 170 already in the network!) and trusting the ability of those closest to the borrowers to manage risk, they've maintained an outstanding 0% default rate while offering interest rates significantly below the industry average.

The CEO Colleen and her team are strong with domain expertise and have succeeded together previously. They have over 10 years of operational excellence in building out Global Brigades as a regional leader in sustainable development programs throughout Central America. At a personal level, I have the privilege of knowing they are people of deep integrity, authenticity, and humility. I have a very high level of confidence in their ability to navigate complex decision-making and achieve massive growth without sacrificing mission.

The Eskala innovation has already been recognized as the best economic development initiative in rural Panama by the United Nations Development Program. They are still in the early stages but the direction is clear: Eskala is a bottom-up solution that empowers local stakeholders with capital at scale and might be the best opportunity that exists to help alleviate global poverty through a sustainable business model.

Invested $5,000 this round

Highlights

1. Join Eskala's preferred debt partner, Nicolet National Bank, committed $20k to this loan
2. Eskala has deployed $3m+ of impact investment to transform banking in under resourced communities
3. We aim to empower 18M people living in poverty with financial services by 2025
4. We have issued $1M in loans so far, serves the capital needs of 2,500+ micro-enterprises
5. 0% default rate to date
6. Featured in Forbes, American Banker, and Milwaukee Business Journal
7. Partners include Kiva, World Bank, Whole Planet Foundation, Inter-American Development Bank

Our Team



Colleen O'Brien Co-Founder & CEO

Impact Investor. Client relations professional.

Eskala is a spin off of the non-profit Global Brigades (GB). Founded in 2003, GB's mission is to inspire, mobilize and collaborate with communities to achieve their own health and economic goals. Through 18 years of work, GB discovered that access to financial services were vital for a community to break the cycle of poverty - thus Eskala was born.



Steve Atamian Co-Founder & Chief Strategy Officer

Social entrepreneur for emerging economies. Co-Founder & CSO of Global Brigades, the largest movement for global health and holistic development.



Pallav Vora Co-Founder & VP of Legal

Legal professional with 10+ years experience in international development and operations.



Luis Quan Co-Founder & VP, Honduras

Latin American banking and operations expert.



Pablo Garron VP, Panama

Microfinance thought leader in Latin America.



Denis Gaitan VP, Nicaragua

Management of development projects.



Nancy Amador VP, Finance

Multi-entity operational management.



Juan David Villegas VP of Programs

Rural micro-enterprise consultant.

Pitch

We believe every person is worth investing in.



ABOUT OUR PARENT COMPANY GLOBAL BRIGADES (501c3)
Founded in 2003
- $115M in donations / 80,000 volunteers
- Internationally recognized to alleviate poverty through Economic Development, Water & Sanitation and Health Access
- Established 136 community banking cooperatives lending $1.3m+
- Spun off Eskala in 2020 after a World Bank grant to accelerate growth and attract impact investors
GLOBAL Brigades



WHY ESKALA?
PROBLEM
1.7 billion adults are unbanked and 1.3 billion are living in poverty. Unbanked people in emerging markets rely on high interest loans that pile on debt and perpetuate the cycle of poverty. These loans tend to be:
- Expensive: a typical loan to an unbanked person has annual interest rates ranging from 50%-200%.
- Extractive: the lenders who benefit from the interest are outside of the community, further extracting from an already under resourced group.
SOLUTION
To break the cycle of poverty, Eskala partners with community leaders in rural Central America to create and grow the capacity of their community led and owned banking cooperatives. Eskala focuses on:
- Lend: low interest loans with half of the interest staying in the community bank for hyperlocal recirculation of capital.
- Partner: through equity investments, financial training and biweekly visits from our field staff.



HOW DOES IT WORK?
ESKALA
1
INVEST AND LEND
BANKS PAY DIVIDEND AND INTEREST
4
2
BANKS LEND AND REFINANCE
FUNDS RECIRCULATED WITH INTEREST AND DIVIDENDS
3



WHY NOW: READY FOR SCALE
179 banking cooperatives lending
397 banking cooperatives in training
2022 operational break even
+2000 new community targets
70% of bank members are women
$2.5M outstanding loan portfolio
~0% default rate



Community Bank Growth: 2021
Lending Cooperatives
200
150
100
50
0
20
40
40
67
83
84
92
129
135
143
152
154
January'21
February'21
March'21
April'21
May'21
June'21
July'21
August'21
September'21
October'21
November'21
December'21

*The above slide refers to banks that Eskala has either invested in and or lent to.


Loan Portfolio Growth: 2021
Total Loan Amount
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
$300,100
$430,1
$447,667
$563,753
$649,065
$744,483
$831,70
$795,291
$918,486
$1,317,869
$1,746,392
$2,026,036
January'21
February'21
March'21
April'21
May'21
June'21
July'21
August'21
September'21
October'21
November'21
December'21


Financial Analysis: Projected v Actual 2021
2021 Projected
2021 Actual
$200,000
$150,000
$100,000
$50,000
$0
$68,877
$92,201
$146,059
$154,679
Total Revenue
Total Expenses
*Honduras and Nicaragua only


PATH TO PROFITABILITY
Revenue
EBITDA
Net Income After Taxes
$3,000,000
$2,000,000
$1,000,000
$0
-$1,000,000
2021
2022
2023
2024
2025


WHERE WE WORK
Current Target Population:
20,000 communities with 18 million people living in poverty
Vulnerable Groups Including: Indigienous, refugee, migrants and women borrowers
Market Opportunity: LatAm and Caribbean regions have ~26.2 million microenterprises with a funding gap of $1.2 trillion
HONDURAS
NICARAGUA
PANAMA
1. Source: Inter-American Development Bank (IDB), 2017


CLIENT SPOTLIGHT: PUEBLO NUEVO, PANAMA
Founded: 2014
Prior to partnering with Eskala, Pueblo Nuevo did not have an option for banking services.
There are traditional banks nearby, but this community was discriminated against and excluded.
Active Members: 34
Impact: $57k lent across 317 loans
~180 loans for business expansions
~20 loans to launch new businesses
~117 loans supported farmers
Performance: 0% default
PUEBLO NUEVO


CLIENT SPOTLIGHT: CAFEPSA, HONDURAS
Founded: 2009, Eskala partner since 2021
Prior to partnering with Eskala, CAFEPSA relied on high interest loans with hidden fees, high admin costs and long waiting periods.
After partnering with Eskala, CAFEPSA was able to export their first harvest without extractive intermediaries.
Active Members: 1,100 and growing
Eskala Loan: $310k in working capital used for local farmers to plant, organically fertilize and harvest coffee crops.
Performance: 0% default, fully repaid
ESKALA

INVESTORS



Jim Sartori CEO, Sartori Company

Kate Burgess CEO/Owner, Elevate97

Jim Stollberg President, Gemini Global Advisors

Oisin O'Connor CEO, ReCharge

Pete Hietpas President, Nurses PRN

Craig Dickman Entrepreneur & Managing Director, Titletown Tech



Mike Flynn CTO, ReCharge

Steve Nooyan Owner, We Care Senior Care

Colleen O'Brien CEO, Eskala

Jeff Hay VP of Clinical Operations, Athletico Physical Therapy

Carlos Garces Retired Senior Assistant Dean of Admissions, Marquette University

Bob Weyers Owner, Commercial Horizons

Global Brigades 501c3 nonprofit

PARTNERS

Eskala leverages established partnerships with the world's foremost leaders in international development along with local governments that enable our innovative model.

> *"The most effective economic development program in rural Panama"*
>
> - United Nations Development Program

Financials - Balance Sheet December 31, 2022

ASSETS	
Bank Accounts	$389,310
Accounts Receivable	$2,140,130
Receivables from Related Parties	$432,819
Other (Taxes, Computer, Prepaid expenses)	$6,270
TOTAL ASSETS	$2,971,628
Liabilities	
Accounts Payable	$539,484
Short Term Debt (Line of Credit)	$231,000
Other Current Liabilities	$2,782
Long Term Debt	$371,727
Total Liabilities	$1,144,834
Equity	
Owner's Investment	$2,680,231
Restricted Stocks	$136,733
Retained Earnings	-$821,219
Net Income	-$164,051
Total Equity	$1,831,096
TOTAL LIABILITIES AND EQUITY	$2,975,520

Financials - 2022 P&L

Income	
Revenue from microinvestments	$262,867
Other Income	$61,701
Total Income	$324,568
Gross Profit	$324,568
Expenses	
Employee Expenses	$290,549
Service Fees	$55,714
Office Expenses	$10,714
Grants, Contract, Direct Assist	$70,116
Advertising & Marketing	$791
Interest Paid	$8,151
Foreign Exchange Loss	$19,172
Other	$7,121
Taxes	$26,291
Total Expenses	$488,619
Net Earnings	-$164,051



THANK YOU FOR YOUR CONSIDERATION